Exhibit (a)(1)(x)
July 10, 2008
To Toll Brothers Employees Eligible for the Stock Option Exchange Program:
The Toll Brothers Stock Option Exchange Program will close in 7 days, at 5:00 p.m. EDT on Thursday, July 17, 2008. In order to participate in the Exchange Program, your election must be received by that deadline.
Participation in the Exchange Program is voluntary. You may have decided not to participate, or you may not yet have had the opportunity to make your election. In either case, please be sure to read the materials you have received carefully and consult with your personal financial advisor. Should you wish to change your decision or want to submit your Election Form to participate, please follow the instructions in your materials, and submit your Election Form to Toll Brothers, Inc. by (1) fax to: (215) 938-8344, (2) mail to: Toll Brothers, Inc., 250 Gibraltar Road, Horsham, PA 19044, Attn: 2-South, Investor Relations, or (3) scanning the form and e-mailing it to: OptionExchange@tollbrothersinc.com. DO NOT send Election Forms via inter-office mail. Election Forms must be received before 5:00 p.m. EDT on Thursday, July 17, 2008.
If you have questions about the Exchange Program, you may send an e-mail to: OptionExchange@TollBrothersInc.com or call (215) 938-5196. There will be the capacity to leave a voice message on this extension.
The exchange program materials contain important information for employees, including an offering memorandum that should be read carefully prior to making a decision whether to participate in the exchange program. These written materials and other documents may be obtained free of charge from the Securities and Exchange Commission’s website at www.sec.gov .
Eligible employees may obtain, free of charge, a written copy of the offering memorandum and other materials by calling Toll Brothers, Inc. at (215)938-5196 or sending an e-mail to OptionExchange@tollbrothersinc.com.